UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11‑K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ______________

Commission file number: 001-13122

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

Precision Strip, Inc. Retirement and Savings Plan

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Reliance Steel & Aluminum Co.

350 South Grand Avenue, Suite 5100

Los Angeles, California 90071

Precision Strip, Inc.
Retirement and Savings Plan

Financial Statements and
Supplemental Schedules
As of December 31, 2016 and 2015 and
For the Year Ended December 31, 2016

Precision Strip, Inc.

Retirement and Savings Plan

Financial Statements and Supplemental Schedules

As of December 31, 2016 and 2015 and
For the Year Ended December 31, 2016

Precision Strip, Inc.

Retirement and Savings Plan

Contents

Report of Independent Registered Public Accounting Firm

To the Plan Administrator

Precision Strip, Inc. Retirement and Savings Plan

Minster, Ohio

We have audited the accompanying statements of net assets available for benefits of the Precision Strip, Inc. Retirement and Savings Plan (the “Plan”) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016.  These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedules of delinquent participant contributions for the year ended December 31, 2016 and assets (held at end of year) as of December 31, 2016 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP

Los Angeles, California

June 19, 2017

Financial Statements

Precision Strip, Inc.

Retirement and Savings Plan

Statements of Net Assets Available for Benefits

December 31,	2016	2015
Assets

Investments, at fair value:
Interest-bearing cash	$294,064	$223,639
Money market fund	4,175,038	2,121,161
Mutual funds	177,361,822	161,213,042
Reliance Steel & Aluminum Co. common stock	6,022,451	4,899,533
Total investments, at fair value	187,853,375	168,457,375

Investment in common collective trust, at contract value	11,325,496	11,123,695
Total investments	199,178,871	179,581,070

Receivables:
Notes receivable from participants	5,423,952	5,810,903
Other receivable	—	40
Total receivables	5,423,952	5,810,943

Total assets	204,602,823	185,392,013

Liabilities

Excess contributions payable	12,082	27,862
Other payables	30,693	17,517
Total liabilities	42,775	45,379

Net assets available for benefits	$204,560,048	$185,346,634

See accompanying notes to financial statements.

Precision Strip, Inc.

Retirement and Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31,	2016
Additions

Income:
Net appreciation in fair value of investments	$9,170,145
Interest and dividends	6,719,291
Interest from notes receivable from participants	244,428
Total income	16,133,864

Contributions:
Employer, net of forfeitures	7,080,046
Participant	4,418,670
Rollover	69,477
Total contributions, net	11,568,193

Other:
Revenue sharing program credit	75,000

Total additions	27,777,057

Deductions

Benefits paid to participants and beneficiaries	8,536,705
Administrative expenses	26,938
Total deductions	8,563,643

Net increase	19,213,414

Net assets available for benefits, beginning of year	185,346,634

Net assets available for benefits, end of year	$204,560,048

See accompanying notes to financial statements.

Precision Strip, Inc.

Retirement and Savings Plan

Notes to Financial Statements

1.	Description of the Plan

The following brief description of the Precision Strip, Inc. Retirement and Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all eligible employees of Precision Strip, Inc. (the “Company”), a wholly-owned subsidiary of Reliance Steel & Aluminum Co., and Precision Strip Transport, Inc., a wholly-owned subsidiary of Precision Strip, Inc. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) and subsequent amendments. The Plan is administered by the Precision Strip, Inc. Retirement and Savings Plan Administrative Committee (“Plan Administrator”). Fidelity Management Trust Company (“Fidelity”) is the trustee and recordkeeper of the Plan.

Participation

Eligible employees may enroll into the Plan on the first day of the calendar quarter following three months of completed service. The Plan’s recordkeeper automatically enrolls them into the Plan with a 2% deferral contribution, unless the employee elects a different deferral contribution percentage, or declines to participate. Unless elected otherwise, their automatic enrollment contribution will increase annually by 2%, to a maximum of 8%.

Contributions

Participants may defer up to 50% of eligible compensation into the Plan, subject to federal limits. The Plan also allows the Company to make employer profit sharing contributions, which are discretionary. Eligible participants who complete 1,000 hours of service are eligible to receive the employer contribution.

Participants may contribute eligible rollovers from other qualified defined benefit plans, defined contribution plans and individual retirement accounts.

Participant Accounts

Each participant's account is credited with the participant's contributions, employer contributions and allocation of investment earnings. The benefit to which a participant is entitled is the vested benefit that can be provided from the participant's account. Participants direct the investment of their account balances into various investment funds offered by the Plan.

Precision Strip, Inc.

Retirement and Savings Plan

Notes to Financial Statements

Vesting

Participants are immediately vested in all employee contributions and eligible rollovers plus actual earnings thereon. Employer profit sharing contributions and any earnings thereon are vested in accordance with the following schedule:

Years of Service	Percentage
Less than 2	0%
2	20%
3	40%
4	60%
5	80%
6 or more	100%

Payment of Benefits

On termination of service, or upon death, disability, or retirement, a participant can receive a lump sum amount equal to the vested value of his or her account, or installments under a systematic withdrawal plan. Other withdrawals from participants’ account balances may be made under certain circumstances, as defined in the Plan document.

Forfeitures

Forfeitures from nonvested participant accounts are used to reduce future Company contributions. During the year ended December 31, 2016, forfeitures of $123,132 were used to reduce the Company’s contributions. Forfeited nonvested accounts totaled $3,274 and $627 at December 31, 2016 and 2015, respectively.

Notes Receivable from Participants

Participants may borrow from their accounts up to the lesser of $50,000 or 50% of their vested account balance. Loans are secured by the respective participant's vested account balance and are subject to interest charges. Interest rates applicable to new notes are determined by the Plan Administrator on the first day of each calendar quarter based on prevailing market rates. Loans are repaid ratably through periodic payroll deductions over a term not exceeding five years for general purpose loans and up to ten years for the purchase of a primary residence. Interest rates on notes receivable from participants as of December 31, 2016 ranged from 4.25% to 8.25% and mature through December 2026. Interest earned is recorded on an accrual basis as interest from notes receivable from participants in the Statement of Changes in Net Assets Available for Benefits.

Administrative Expenses

Loan administration, overnight postage and short-term trading fees are charged by the trustee directly to the account balance of the applicable participants. For the Plan year ended December 31, 2016, these expenses totaled $26,938.

Participant maintenance-related expenses, non-investment costs and administrative expenses of the Plan are not reflected in the accompanying financial statements as they are paid by the Company and constitute exempt party-in-interest transactions under ERISA.

Revenue Sharing Program

The Plan receives investment funds administrative revenue credits through its participation in Fidelity’s revenue sharing program. The revenue sharing credits are invested in the money market fund until allocated to Plan participants. Revenue sharing credits, if any, are allocated on a quarterly basis equally to eligible Plan participants

Precision Strip, Inc.

Retirement and Savings Plan

Notes to Financial Statements

with a balance as of the end of each quarter. The revenue sharing program credit for the year ended December 31, 2016 was $75,000.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Plan are prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

As described in the Plan Accounting—Defined Contribution Pension Plans topic of the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“Codification”), contract value is the relevant measure for investment contracts held by a defined-contribution plan that meet the fully benefit-responsive investment contract criteria. Contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

The Plan invests in the Fidelity Managed Income Portfolio which is a common collective trust. The common collective trust invests in fully benefit-responsive investment contracts issued by insurance companies and other financial institutions, and in fixed income securities (see Investment Valuation and Income Recognition).

Investment Valuation and Income Recognition

The Plan’s investments in registered investment companies (mutual funds) and in common stock are stated at fair value based on the quoted market price of the funds or common stock. The investments in registered investment companies represent the net asset value of the shares held by the Plan at year end. The common collective trust is stated at net asset value as determined by the trustee at the end of the Plan year except when holding fully benefit-responsive investment contracts as described below. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Plan invests in the Fidelity Managed Income Portfolio, a stable value fund held within a common collective trust, which has entered into fully benefit-responsive investment contracts to provide preservation of principal, maintain a stable interest rate, and provide liquidity at contract value for participant withdrawals and transfers. The stable value fund has an investment objective to maintain a constant net asset value while generating a slightly higher yield than the money market fund. Generally, there are no restrictions on a participant’s ability to redeem their investment in the common collective trust at the investment’s net asset value (NAV). However, withdrawals prompted by certain events (e.g., termination of the managed income portfolio, changes in laws or regulations) may restrict a participant’s ability to redeem the investment at its NAV.

Net Appreciation (Depreciation) in Fair Value of Investments

Realized and unrealized appreciation (depreciation) in the fair value of investments is based on the difference between the fair value of the assets at the beginning of the year, or at the time of purchase for assets purchased during the year, and the related fair value on the day investments are sold with respect to realized appreciation (depreciation), or on the last day of the year for unrealized appreciation (depreciation).

Realized and unrealized appreciation (depreciation) is recorded in the accompanying Statement of Changes in Net Assets Available for Benefits as net appreciation in fair value of investments.

Risks and Uncertainties

The Plan provides various funds that hold investment securities. Investment securities are exposed to various risks such as interest rate, market volatility, and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least

Precision Strip, Inc.

Retirement and Savings Plan

Notes to Financial Statements

reasonably possible that changes in risk in the near term would materially affect participants’ account balances and the amounts reported in the financial statements.

The Plan provides investment options that hold securities of foreign companies, which may involve special risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than securities of comparable U.S. companies.

Use of Estimates

The preparation of the financial statements, in conformity with U.S. GAAP, requires management to make estimates and assumptions that affect the financial statements and accompanying notes. Actual results could materially differ from those estimates.

Payment of Benefits

Benefits paid to participants are recorded when paid.

3.	Investments

Participants may invest in certain investments offered by Fidelity, the trustee and recordkeeper of the Plan, including a unitized common stock fund containing common stock of Reliance Steel & Aluminum Co. and interest bearing cash. At December 31, 2016 and 2015, the Plan held 285,930 and 322,429 unitized shares of Reliance Steel & Aluminum Co. stock fund with fair values of $6,285,905 and $5,105,695, respectively. As of December 31, 2016 and 2015, the Reliance Steel & Aluminum Co. stock fund consisted of 75,716 and 84,606 shares, respectively, of Reliance Steel & Aluminum Co. common shares valued at $6,022,451 and $4,899,533, respectively. At December 31, 2016 and 2015, the fund contained interest-bearing cash of $294,064 and $223,639, respectively, and other receivable of $40 in 2015. The fund also contained other payables of $30,693 and $17,517 as of December 31, 2016 and 2015, respectively.

For risks and uncertainties regarding investment in Reliance Steel & Aluminum Co. common stock, participants should refer to the Reliance Steel & Aluminum Co.’s Annual Report on Form 10-K for the year ended December 31, 2016 and the Quarterly Report on Form 10-Q for the quarter ended March 31, 2017.

4.	Fair Value Measurements

The Codification establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. An active market for the asset or liability is a market in which the transaction for the asset or liability occurs with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2: Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities in markets that are active; quoted market prices in markets that are not active; or model-derived valuations or other inputs that are observable or can be corroborated by observable market data for substantially the full terms of the assets or liabilities.

Precision Strip, Inc.

Retirement and Savings Plan

Notes to Financial Statements

Level 3: Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

The following table sets forth by level, within the fair value hierarchy, the Plan’s investment assets measured at fair value as of December 31, 2016:

	Level 1	Level 2	Level 3	Total
Interest-bearing cash	$294,064	$-	$-	$294,064
Mutual funds	177,361,822	-	-	177,361,822
Money market fund	4,175,038	-	-	4,175,038
Reliance Steel &
Aluminum Co. common stock	6,022,451	-	-	6,022,451

Total investments at fair value	$187,853,375	$-	$-	$187,853,375

The following table sets forth by level, within the fair value hierarchy, the Plan’s investment assets measured at fair value as of December 31, 2015:

	Level 1	Level 2	Level 3	Total
Interest-bearing cash	$223,639	$-	$-	$223,639
Mutual funds	161,213,042	-	-	161,213,042
Money market fund	2,121,161	-	-	2,121,161
Reliance Steel &
Aluminum Co. common stock	4,899,533	-	-	4,899,533

Total investments at fair value	$168,457,375	$-	$-	$168,457,375

The Plan’s investments that are measured at fair value on a recurring basis, such as the money market fund, mutual funds, and equity securities are generally classified within Level 1 of the fair value hierarchy. The fair values of these investments are based on quoted market prices in active markets.

5.	Related Party Transactions

Certain Plan investments are shares of mutual funds, shares of a common collective trust, shares of a unitized common stock fund and a money market fund managed by Fidelity, the trustee and recordkeeper as defined by the Plan. The Plan also engages in the purchase and sale of Reliance Steel & Aluminum Co. common stock. These transactions qualify as exempt party-in-interest transactions. Additionally, notes receivable from participants also qualify as exempt party-in-interest transactions. The Company compensating the employees who perform certain administrative functions of the Plan are also exempt party-in-interest transactions.

6.	Income Tax Status

The Plan’s Trustee received an advisory letter from the Internal Revenue Service (IRS) dated March 31, 2014 confirming the tax qualification status of the Plan document prototype. Although the Plan has been amended since the date of this letter, the Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore is tax qualified.

The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016, there were no uncertain positions taken or expected to be taken that would require provision for income taxes in the accompanying financial statements.

Precision Strip, Inc.

Retirement and Savings Plan

Notes to Financial Statements

7.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

8.	Excess Contributions Payable

Excess contributions payable represents amounts owed to participants who made excess contributions based on the compliance testing performed by the Plan’s record keeper. The excess contributions payable balances were returned by the Plan to the participants prior to IRS deadlines.

9.	Nonexempt Transactions

As reported on the Form 5500, Schedule H, Line 4a – Schedule of Delinquent Participant Contributions, certain participant contributions and loan repayments were not remitted to the Plan within the timeframe specified by the Department of Labor’s Regulation 29 CFR 2510.3-102, thus constituting nonexempt transactions between the Plan and the Company during the 2015 Plan year. The Company has remitted lost earnings to the Plan. There were no late remittances for the 2016 Plan year.

10.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits as reported on the Form 5500 with that reported in the accompanying financial statements:

December 31,	2016	2015

Net assets available for
benefits as reported on the Form 5500	$204,587,919	$185,422,599
Adjustment from fair value to contract value
for fully benefit-responsive investment contracts
held by a common collective trust	(27,871)	(75,965)

Net assets available for benefits as reported
on the accompanying financial statements	$204,560,048	$185,346,634

The following is a reconciliation of the changes in net assets available for benefits as reported on the Form 5500 with that reported in the accompanying financial statements:

Year ended December 31,	2016

Net increase in net assets available for benefits as
reported on the Form 5500	$19,165,320

Investments:
Adjustment from fair value to contract value for fully benefit-responsive investment contracts held by a common collective trust:
Beginning of year	75,965
End of year	(27,871)

Net increase in net assets available for Plan benefits
as reported on the accompanying financial statements	$19,213,414

Supplemental Schedules

Precision Strip, Inc.

Retirement and Savings Plan

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions

Employer Identification Number: 34-1207681

Plan Number: 001

Form Number: 5500

Year Ended December 31, 2016	Total that Constitute Nonexempt Prohibited Transactions
Participant Contributions Transferred Late to Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
Check Here if Late Participant Loan Repayments are included: ☑
—	—	—	$100,137	—

Precision Strip, Inc.

Retirement and Savings Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 34-1207681

Plan Number: 001

Form Number: 5500

December 31, 2016
		(c)
		Description of Investment, including
	(b)	Maturity Date,		(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	(d)	Current
(a)	Lessor or Similar Party	Par or Maturity Value	Cost	Value
	Mutual Funds:
*	Fidelity Investments	Fidelity Dividend Growth Fund: Class K	a	$19,831,837
*	Fidelity Investments	Fidelity 500 Index Fund: Institutional Class	a	19,317,842
	Neuberger Berman	Neuberger Berman Genesis Fund: Institutional Class	a	17,403,476
*	Fidelity Investments	Fidelity Freedom K 2035 Fund	a	12,102,858
*	Fidelity Investments	Fidelity Freedom K 2030 Fund	a	10,898,729
*	Fidelity Investments	Fidelity Freedom K 2025 Fund	a	10,547,056
	PIMCO	PIMCO Total Return: Institutional Class	a	9,609,340
*	Fidelity Investments	Fidelity Diversified International Fund: Class K	a	8,542,265
*	Fidelity Investments	Fidelity Freedom K 2040 Fund	a	8,353,581
*	Fidelity Investments	Fidelity Freedom K 2045 Fund	a	7,111,812
*	Fidelity Investments	Fidelity Freedom K 2020 Fund	a	6,300,241
	American Funds	American Funds The Growth Fund of America R6	a	5,393,563
*	Fidelity Investments	Fidelity Freedom K 2050 Fund	a	4,926,462
*	Fidelity Investments	Fidelity Puritan Fund: Class K	a	4,323,648
*	Fidelity Investments	Fidelity Contra Fund: Class K	a	4,244,507
	American Beacon	American Beacon Large Cap Value Fund: Institutional Class	a	3,666,143
*	Fidelity Investments	Fidelity Freedom K 2055 Fund	a	2,796,052
	Janus Funds	Janus Twenty Fund	a	2,602,346
*	Fidelity Investments	Fidelity Value Fund: Class K	a	2,281,254
	The Royce Funds	Royce Opportunity Fund: Institutional Class	a	2,260,342
*	Fidelity Investments	Fidelity Total Market Index Fund: Institutional Class	a	2,016,764
*	Fidelity Investments	Fidelity Low-priced Stock Fund: Class K	a	1,730,721
*	Fidelity Investments	Fidelity Equity Income Fund: Class K	a	1,478,479
	The Harford Mutual Funds	Hartford Small Company HLS Fund: Class IA	a	1,263,951
*	Fidelity Investments	Fidelity Fund: Class K	a	1,217,466
*	Fidelity Investments	Fidelity Intermediate Treasury Bond Index Fund: Premium Class	a	1,135,925
*	Fidelity Investments	Fidelity Freedom K Income Fund	a	1,107,632
*	Fidelity Investments	Fidelity Freedom K 2010 Fund	a	899,174
*	Fidelity Investments	Fidelity Intermediate Bond	a	868,653
*	Fidelity Investments	Fidelity Mid Cap Stock Fund: Class K	a	829,357
*	Fidelity Investments	Fidelity Freedom K 2015 Fund	a	591,067
*	Fidelity Investments	Fidelity Freedom K 2060 Fund	a	563,419
	Morgan Stanley	Morgan Stanley Institutional Mid Cap Growth I	a	563,326
*	Fidelity Investments	Fidelity Global ex U.S. Index Fund: Premium Class	a	435,396
*	Fidelity Investments	Fidelity Freedom K 2005 Fund	a	147,138

		Total mutual funds		$177,361,822

Precision Strip, Inc.

Retirement and Savings Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Employer Identification Number: 34-1207681

Plan Number: 001

Form Number: 5500

December 31, 2016
		(c)
		Description of Investment, including
	(b)	Maturity Date,		(e)
	Identity of Issue, Borrower,	Rate of Interest, Collateral,	(d)	Current
(a)	Lessor or Similar Party	Par or Maturity Value	Cost	Value
	Common Collective Trust:
*	Fidelity Investments	Fidelity Managed Income Portfolio	a	$11,353,367

	Money market fund:
		Fidelity Retirement
*	Fidelity Investments	Money Market Portfolio Fund	a	4,175,038

	Common Stock:
*	Reliance Steel & Aluminum Co.	Common Stock	a	6,022,451

	Interest-bearing cash:
*	Fidelity Investments	Cash	a	294,064

	Notes receivable from
	participants:
		Notes receivable from participants with
		interest rates ranging from 4.25% to 8.25%,
*	Notes receivable from	collateralized by participants' account
	participants	balance and maturing through December 2026	-	5,423,952

			Total	$204,630,694

*A party in interest as defined by ERISA.

a The cost of participant-directed investments is not required to be disclosed.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Precision Strip, Inc. Retirement and Savings Plan Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PRECISION STRIP, INC.
RETIREMENT AND SAVINGS PLAN

Dated: June 19, 2017	By:	/s/ Karla R. Lewis
Karla R. Lewis
Member of the Precision Strip, Inc. Retirement and Savings Plan Committee

Exhibit Index

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm—BDO USA, LLP